EXHIBIT 4(d)
Description of Securities Registered Under Section 12
of the Securities Exchange Act of 1934, as amended

As of December 31, 2019, the only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by MSA Safety Incorporated (the “Company,” “MSA,” “we,” “us,” and “our”) was our common stock, without par value.
Description of Capital Stock
The following description of our capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, and our Amended and Restated By‑laws, each of which is an exhibit to our Current Report on Form 8‑K filed with the Securities and Exchange Commission on March 7, 2014 and incorporated by reference herein. We encourage you to read our articles, our by-laws and the applicable provisions of Chapter 25 of the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”) for additional information.
Authorized Capital Stock.  We have an authorized capital stock of 181,100,000 shares consisting of: (1) 100,000 shares of 4 1/2% cumulative preferred stock, par value $50.00 per share, referred to as the 4 1/2% preferred stock; (2) 1,000,000 shares of second cumulative preferred stock, par value $10.00 per share, referred to as the second preferred stock and, together with the 4 1/2% preferred stock, referred to as the preferred stock; and (3) 180,000,000 shares of common stock without par value. The authorized shares of second preferred stock are issuable in one or more series on the terms set by the resolution or resolutions of our board of directors providing for the issuance thereof. Each series of second preferred stock would have such dividend rate, which might or might not be cumulative, such voting rights, which might be general or special, and such liquidation preferences, redemption and sinking fund provisions, conversion rights or other rights and preferences, if any, as our board may determine.
As of February 12, 2020, we had outstanding 18,462 shares of 4 1/2% preferred stock, 38,858,321 shares of common stock, and no shares of second preferred stock. As of February 12, 2020, we had 20 holders of record of our 4 1/2% preferred stock and 177 holders of record of our common stock.
Voting Rights.  Except for such voting rights as are granted to the holders of the preferred stock in the articles or in the resolutions of our board establishing any series of second preferred stock, or as otherwise required by law, all voting power of our shares belongs exclusively to the holders of common stock. The holders of common stock are generally entitled to one vote for each share held of record on all matters submitted to a shareholder vote and do not have cumulative voting rights in the election of directors. The absence of cumulative voting means that a nominee for director must receive the votes of a plurality of the shares voted in order to be elected. The articles provide for certain special vote requirements on certain matters as set forth in “Antitakeover Provisions” and “Board of Directors,” below.
Dividend Rights.  Subject to the rights of the holders of the preferred stock, the holders of common stock are entitled to dividends when, as and if declared by our board out of funds which are legally available. The articles provide that the holders of the 4 1/2% preferred stock are entitled to quarterly dividends at the rate of 4 1/2% per annum, when and as declared by our board, and that no dividends may be paid, or distribution ordered or made, on the common stock or the second preferred stock (junior stock) in any year while dividends are accumulated and unpaid upon the 4 1/2% preferred stock, unless and until dividends for the current year are declared and paid or set apart for the 4 1/2% preferred stock. The articles further provide that so long as any 4 1/2% preferred stock is outstanding, we may not declare or pay any dividend (except dividends payable in shares of junior stock) on any shares of junior stock which would reduce our earned surplus below an amount equal to 50% of the aggregate par value of the then outstanding shares of 4 1/2% preferred stock.
If second preferred stock is issued, our board may also grant to the holders of such stock preferential dividend rights which would prohibit payment of dividends on the common stock unless and until specified dividends on the second preferred stock had been paid or in other circumstances and/or rights to share ratably in any dividends payable on the common stock.
Redemption Rights.  MSA has the right at any time to redeem the 4 1/2% preferred stock at the redemption price of $52.50 per share plus all accrued and unpaid dividends on such shares at the date fixed for redemption. In case less than all of shares of the 4 1/2% preferred stock are redeemed, the shares to be redeemed are selected by lot or pro rata as the board may determine.

Liquidation Rights.  Upon liquidation, dissolution or winding up of MSA, whether voluntary or involuntary, the holders of our common stock are entitled to share ratably in our assets available for distribution after all of our liabilities have been satisfied and all preferential amounts payable to the holders of preferred stock have been paid.
The articles provide that in the event of liquidation, dissolution or winding up of MSA, the holders of the 4 1/2% preferred stock receive, before any distribution may be paid to the holders of junior stock, the sum of $50.00 per share if the liquidation, dissolution or winding up is involuntary, or $52.50 per share if it is voluntary, together in either case with all accrued and unpaid dividends to the date fixed for payment of such preferential amounts.
If second preferred stock is issued, our board may also grant to the holders of such stock preferential liquidation rights, which would entitle them to be paid out of our assets available for distribution before any distribution is made to the holders of common stock or rights to participate ratably with the common stock in any such distribution.
Preferred Stock Restriction on Corporate Action.  The articles provide that the holders of at least 60% of the outstanding shares of each of the 4 1/2% preferred stock and any second preferred stock have to approve any transaction, accomplished by amendment of the articles, by sale of all or substantially all the Company’s assets or business, or by merger or consolidation, or otherwise, which amends, alters or repeals provisions of the articles so as to adversely affect the relative rights, preferences or powers of such stock, or authorizes, or the increases of the number of authorized shares of, such stock or any other stock ranking senior to or on parity with such stock as to the payment of dividends or the preferential distribution of assets. Certain exceptions to such preferred stock restriction are set forth in the articles.
Antitakeover Provisions
General.  Certain provisions of our articles and by-laws concern matters of corporate governance and the rights of shareholders. Some of these provisions, including those described in this section and in “Board of Directors” below, and provisions allowing the board to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof without further shareholder action, may be deemed to have an antitakeover effect and may discourage takeover attempts not first approved by the board. If takeover attempts are discouraged, temporary fluctuations in the market price of shares of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions could also delay or frustrate the removal of incumbent directors or discourage or inhibit a merger, tender offer or proxy contest, even if economically favorable to the interests of shareholders. The board believes these provisions are appropriate to protect our interests and the overall interests of our shareholders.
Special Votes for Transactions with 20% Shareholders.  The articles contain provisions requiring special shareholder votes to approve certain types of transactions which involve shareholders that own shares representing voting power of 20% or more of our voting stock. Those provisions are described below. In the absence of those provisions, transactions would either require approval by a majority of the shares voted at a meeting or no shareholder vote would be required.
Transactions with an interested person.  The articles require that certain transactions between us and an “interested person” be approved by the affirmative votes of the holders of 75% of the outstanding common stock. An “interested person” is generally defined by the articles to mean a person or a group acting in concert that beneficially owns 20% or more of our outstanding common stock.
The transactions subject to this special vote requirement include (1) any merger or consolidation to which we and an interested person are parties, (2) any sale, lease, exchange or other disposition of 20% or more of our consolidated assets to an interested person or (3) any transaction of a character described in (1) or (2) involving an “affiliate” or “associate” of an interested person or an associate of any such affiliate or an affiliate of any such associate. For purposes of this provision, an (a) “affiliate” of a person is another person that controls, is controlled by or is under common control with such person and (b) an “associate” of a person is (i) any corporation or organization of which such person is an officer, partner or the beneficial owner of 10% or more of any class of securities, (ii) any trust or estate in which such person has a 10% or greater beneficial interest or for which such person serves as trustee or in a similar capacity; or (iii) any relative or spouse of such person, or relative of such spouse, who has the same residence as such person.
This special shareholder vote requirement does not apply to any transaction which is (a) approved by the vote of not less than a majority of our board prior to the time the interested person involved in the transaction became an interested person or (b) approved prior to consummation by the vote of not less than a majority of our board disregarding the vote of any director who is the interested person involved in the transaction, an affiliate, associate or agent of such interested person or an associate or agent of any such affiliate.

Transactions with an acquiring person.  The articles require that certain transactions between us and an “acquiring person” be approved by the affirmative votes of the holders of a majority of the voting power of our voting stock not beneficially owned by an acquiring person. An “acquiring person” is generally defined by the articles to mean any person which (1) beneficially owns or is a member of a group acting in concert which beneficially owns 20% or more of the voting power of our outstanding voting stock, (2) is a director of MSA and at any time within the preceding two years beneficially owned 20% or more of such voting power or (3) has succeeded to the beneficial ownership of any shares of our voting stock which were at any time during the preceding two years beneficially owned by an acquiring person, if such succession occurred through a transaction not involving a public offering under the Securities Act of 1933, as amended. The term “acquiring person” does not include MSA, a subsidiary, a trustee for an MSA employee benefit plan or a person or group which on February 14, 1986 beneficially owned 20% or more of the voting power of our outstanding voting stock.
The transactions subject to this special vote requirement include (1) a merger, consolidation or share exchange of MSA or a subsidiary with an acquiring person or with another person which is or after the transaction would be an “affiliate” or “associate” of an acquiring person, (2) a sale, lease, exchange or other disposition of 10% or more of the book or market value of MSA’s or a subsidiary’s consolidated assets to an acquiring person or of 10% or more of the book or market value of an acquiring person’s consolidated assets to MSA or a subsidiary, (3) the issuance, transfer or delivery, other than on a pro rata basis to all shareholders, of any securities of MSA or a subsidiary by MSA or a subsidiary to an acquiring person or of any securities of an acquiring person by the acquiring person to MSA or a subsidiary, (4) a recapitalization, reorganization, reclassification of securities or other transaction involving MSA that would have the effect of increasing an acquiring person’s voting power or (5) the adoption of a plan for the liquidation or dissolution of MSA in which an acquiring person is treated differently from other shareholders of the same class.
With respect to any particular transaction, the term “acquiring person” includes any “affiliate” or “associate” of an acquiring person or any other person acting in concert with such person. For purposes of this provision, an (a) “affiliate” of a person is another person, other than MSA or a subsidiary, that controls, is controlled by or is under common control with such person and (b) an “associate” of a person is (i) a director, officer or partner of, or the beneficial owner of 10% or more of any class of equity securities of, such person or any of its affiliates, (ii) a corporation or organization, other than MSA or a subsidiary, of which such person is a director, officer, partner or the beneficial owner of 10% or more of any class of equity securities, (iii) a trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or similar fiduciary, (iv) any relative or spouse of such person, or relative of such spouse, who has the same home as such person or is a director or officer of MSA or any subsidiary or (v) any registered investment company for which such person or any of its affiliates or associates serves as investment advisor.
This special shareholder vote requirement does not apply to any transaction approved by our board upon the vote of not less than a majority of the “disinterested directors.” A “disinterested director” is any director of MSA who is unaffiliated with and not a representative of any acquiring person and either (1) was a director immediately before the acquiring person became an acquiring person or (2) was recommended for election by a majority of the disinterested directors then on our board. If at any time there are no disinterested directors in office, then any provision in the articles calling for a determination, recommendation or approval by a majority of the disinterested directors is deemed satisfied if our board takes such action by a two‑thirds vote of all directors in office.
Shareholder Action—Meetings and Special Meetings.  The articles require that any action required or permitted to be taken by our shareholders must be taken at a duly called annual or special meeting and may not be taken by written consent without a meeting. Subject to the rights of the holders of any class or series of preferred stock with respect to any separate class or series vote of such holders, special meetings of our shareholders may be called only by our board pursuant to a resolution approved by a majority vote of the disinterested directors.
Amendment of Articles and Bylaws.  The articles require the affirmative votes of the holders of a majority of the voting power of the voting stock not beneficially owned by an acquiring person to approve any amendment to the articles or any shareholder amendment to the bylaws. This special voting requirement does not apply to an amendment previously approved by a majority vote of the disinterested directors.
In addition, any amendment to the provisions in the articles described under “Transactions with an interested person” above would require approval by the affirmative votes of the holders of 75% of the outstanding shares of common stock. Pursuant to the PBCL, any amendment to any provision of the articles other than the one set forth in the preceding sentence, or any amendment of the bylaws by the shareholders, would also require approval by a majority of the votes cast on the proposed amendment at a meeting of shareholders at which a quorum of a majority of the voting power of the voting stock was present.

Except as to matters for which a shareholder vote is required by the PBCL, our board may also amend the bylaws without shareholder approval by a vote of a majority of the disinterested directors.
Board of Directors
Classified board.  The articles divide our board into three classes, each consisting of one-third, or as near as may be, of the whole number of our board. One class of directors is elected at each annual meeting of shareholders, and each class serves for a term of three years.
The number of directors which constitute the full board may be not be less than 5 nor more than 15, with the exact number to be determined from time to time by our board by a majority vote of the disinterested directors then in office. Except as otherwise required by law, vacancies on our board, including vacancies resulting from an increase in the number of directors, may be filled only by a majority vote of the disinterested directors then in office, even if less than a quorum of our board.
Directors elected by our board to fill vacancies serve for the full remainder of the term of the class to which they have been elected.
Removal of Directors.  The articles provide that a director, any class of directors or the entire board may be removed from office by shareholder vote only for cause and only if, in addition to any other vote required by law, such removal is approved by a majority of the voting power of the outstanding voting stock which is not beneficially owned by an acquiring person.
Nomination of Director Candidates.  The articles require that any shareholder intending to nominate a candidate for election as a director must give written notice of the nomination, containing certain specified information, to our secretary not later than 90 days in advance of the meeting at which the election is to be held.
Preferred Stock Directors.  The articles provide that if at any time dividends payable on the 4 1/2% preferred stock or the second preferred stock is accrued and unpaid in an amount equal to or exceeding six quarterly dividends, then the holders of such class of preferred stock, voting as a separate class without regard to series, are entitled to elect two directors, in addition to the directors elected by the holders of common stock and any directors elected by any other class of preferred stock. In the case of the 4 1/2% preferred stock, such voting power and the terms of office of any directors so elected ceases when all accrued and unpaid dividends on such stock to the beginning of the then current dividend period is paid or funds for the payment thereof are set apart. In the case of the second preferred stock, such voting power ceases when all accrued and unpaid dividends on all series of such stock is paid to the end of the last preceding quarterly dividend, but any such director previously elected continues to serve until the next annual meeting of shareholders.
The provisions of the articles described above under “Classified Board,” “Removal of Directors” and “Nomination of Director Candidates” do not apply to any directors elected by a separate class vote of the holders of preferred stock.
Miscellaneous
There are no preemptive rights, sinking fund provisions, conversion rights or redemption provisions applicable to the common stock. Holders of fully paid shares of common stock are not subject to any liability for further calls or assessments.
Exchange Listing
Our common stock is listed on the New York Stock Exchange under the trading symbol “MSA.”
Transfer Agent
Our transfer agent is Broadridge Corporate Issuer Solutions.